STATEMENT OF INVESTMENTS

Dreyfus Strategic Municipal Bond Fund, Inc.

February 29, 2008 (Unaudited)

Long-Term Municipal Investments--146.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska--4.1%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	11,915,000	11,958,132
Alaska Housing Finance Corporation, Single-Family Residential Mortgage Revenue (Veterans Mortgage Program)	6.25	6/1/35	4,180,000	4,227,568
Arizona--1.4%				
Apache County Industrial Development Authority, PCR (Tucson Electric Power Company Project)	5.85	3/1/28	2,220,000	2,042,289
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.50	7/1/26	4,000,000	3,499,040
Arkansas--.6%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,425,000	2,486,886
California--8.2%				
California, GO (Various Purpose)	5.25	11/1/27	4,240,000	4,148,119
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	2,950,000	2,858,756
California Educational Facilities Authority, Revenue (University of Southern California)	4.50	10/1/33	10,000,000	8,788,100
California Enterprise Development Authority, Sewage Facilities Revenue (Anheuser-Busch Project)	5.30	9/1/47	1,000,000	872,560
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.25	12/1/09	3,750,000 [a]	4,005,975
California Health Facilities Financing Authority, Revenue (Stanford Hospital and Clinics) (Insured; AMBAC)	8.00	11/15/40	7,075,000 [b]	7,075,000
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	2,400,000	2,206,032
Silicon Valley Tobacco				

Securitization Authority, Tobacco Settlement Asset-Backed Bonds (Santa Clara County Tobacco Securitization Corporation)	0.00	6/1/36	15,290,000	1,989,076
Colorado--4.2%				
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group)	5.90	8/1/37	2,500,000	2,150,875
Colorado Health Facilities Authority, Revenue (American Housing Foundation I, Inc. Project)	8.50	12/1/31	1,920,000	1,988,102
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,640,000	1,733,562
Denver City and County, Special Facilities Airport Revenue (United Air Lines Project)	5.75	10/1/32	3,000,000	2,527,380
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/11	7,000,000 [a]	7,881,020
Connecticut--4.3%				
Connecticut Development Authority, PCR (Connecticut Light and Power Company Project)	5.95	9/1/28	9,000,000	8,821,530
Connecticut Resources Recovery Authority, Special Obligation Revenue (American REF-FUEL Company of Southeastern Connecticut Project)	6.45	11/15/22	4,985,000	4,898,560
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement Revenue	6.25	1/1/31	3,470,000	3,261,731
District of Columbia--2.5%				
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	104,040,000	6,203,905
Metropolitan Washington Airports Authority, Special Facility Revenue (Caterair International Corporation)	10.13	9/1/11	3,500,000	3,501,715
Florida--5.6%				
Escambia County, EIR (International Paper Company Project)	5.00	8/1/26	1,825,000	1,473,724
Florida Housing Finance Corporation, Housing Revenue (Seminole Ridge Apartments)				

(Collateralized; GNMA)	6.00	4/1/41	6,415,000	6,323,843
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	5,000,000	4,633,650
Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	2,595,000	2,456,764
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	70,000 [a]	73,973
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	3,675,000	3,736,887
Orange County Health Facilities Authority, Revenue (Adventist Health System)	6.25	11/15/12	3,000,000 [a]	3,354,990
Georgia--2.5%				
Atlanta, Airport Revenue (Insured; FSA)	5.25	1/1/25	3,000,000	2,921,310
Augusta, Airport Revenue	5.45	1/1/31	2,500,000	2,177,575
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	2,090,000	2,188,753
Savannah Economic Development Authority, EIR (International Paper Company Project)	6.20	8/1/27	2,670,000	2,617,027
Idaho--.1%				
Idaho Housing and Finance Association, SFMR (Collateralized; FNMA)	6.35	1/1/30	290,000	291,934
Illinois--8.0%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.25	10/1/32	1,665,000	1,705,909
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; XLCA)	6.00	1/1/29	5,000,000	5,055,850
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	4,000,000	3,007,960
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	5,000,000	4,715,450
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,000,000 [a]	5,406,400
Illinois Health Facilities Authority, Revenue (OSF				

Healthcare System)	6.25	11/15/09	10,900,000 a	11,599,017

Indiana--1.7%

Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	6,000,000 a	6,549,240

Louisiana--3.2%

Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	1,988,000	1,749,221
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	3,000,000	2,929,290
West Feliciana Parish, PCR (Entergy Gulf States Project)	7.00	11/1/15	3,000,000	3,045,870
West Feliciana Parish, PCR (Entergy Gulf States Project)	6.60	9/1/28	4,700,000	4,701,081

Maryland--1.9%

Maryland Economic Development Corporation, Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	2,550,000	2,147,610
Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates Limited Partnership Facility)	8.75	11/15/10	3,710,000	3,118,886
Prince Georges County, Special Obligation Revenue (National Harbor Project)	5.20	7/1/34	2,500,000	1,985,725

Massachusetts--2.0%

Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/12	2,000,000 a	2,417,700
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	115,000	116,197
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	6,000,000	5,377,560

Michigan--4.6%

Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	4,000,000	3,900,000
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	8,120,000	7,549,326
Michigan Tobacco Settlement				

Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	6,900,000	6,399,612
Minnesota--3.2%				
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	1,405,000	1,362,429
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	12,000,000	11,152,680
Mississippi--.8%				
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.90	5/1/22	3,160,000	3,169,006
Missouri--2.0%				
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (BJC Health System)	5.25	5/15/32	8,400,000 [c]	8,001,420
Nebraska--.2%				
Nebraska Investment Finance Authority, SFMR	8.31	3/1/26	950,000 [d,e]	971,537
Nevada--2.8%				
Clark County, IDR (Nevada Power Company Project)	5.60	10/1/30	3,000,000	2,472,390
Washoe County, GO Convention Center Revenue (Reno-Sparks Convention and Visitors Authority) (Insured; FSA)	6.40	1/1/10	8,000,000 [a]	8,501,200
New Hampshire--3.7%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	2,690,000	2,749,960
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	6,000,000	6,133,740
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,400,000	5,466,096
New Jersey--4.1%				
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	4,620,000	4,250,770
Tobacco Settlement Financing Corporation of New Jersey,				

Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	10,095,000 a	11,775,414
New York--5.7%				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,173,070
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.75	8/1/31	10,000,000	10,371,500
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	4,000,000	3,950,880
New York State Dormitory Authority, Revenue (Marymount Manhattan College) (Insured; Radian)	6.25	7/1/29	4,000,000	4,040,880
New York State Dormitory Authority, Revenue (Suffolk County Judicial Facility)	9.50	4/15/14	605,000	786,960
North Carolina--1.3%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	6.70	1/1/19	2,500,000	2,617,975
North Carolina Housing Finance Agency, Home Ownership Revenue	5.88	7/1/31	2,635,000	2,593,657
Ohio--7.2%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	9,000,000	8,898,030
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	3,500,000	3,740,135
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project)	6.15	2/15/09	8,115,000 a	8,453,882
Ohio Air Quality Development Authority, PCR (FirstEnergy Generation Corporation Project) (Insured; AMBAC)	10.24	8/1/20	5,000,000 b	5,000,000
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.63	2/1/36	2,530,000	2,124,517
Oklahoma--1.9%				

Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	2,250,000	2,309,108
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	2,105,000 a	2,213,639
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	2,895,000 a	3,044,411

Pennsylvania--3.0%

Allegheny County Port Authority, Special Transportation Revenue (Insured; MBIA)	6.13	3/1/09	4,750,000 a	4,953,728
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	7,000,000	6,360,830
Pennsylvania Housing Finance Agency, Multi-Family Development Revenue	8.25	12/15/19	241,000	241,448

Rhode Island--.8%

Rhode Island Health and Educational Building Corporation, Higher Educational Facilities Revenue (University of Rhode Island - Auxiliary Enterprise Revenue Issue) (Insured; MBIA)	5.88	9/15/09	3,000,000 a	3,168,810

South Carolina--10.9%

Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	19,000,000 a,e,f	20,870,170
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	7,000,000	7,064,260
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	5,000,000 a	5,254,400
Richland County, EIR (International Paper Company Project)	6.10	4/1/23	6,500,000	6,380,920
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	3,280,000	2,994,181

Tennessee--3.8%

Johnson City Health and
Educational Facilities Board,
Hospital First Mortgage
Revenue (Mountain States

Health Alliance)	7.50	7/1/12	2,000,000 [a]	2,367,800
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/12	4,875,000 [a]	5,771,513
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	6,000,000	5,249,580
Tennessee Housing Development Agency (Homeownership Program)	6.00	1/1/28	1,340,000	1,354,579
Texas--23.8%				
Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	5.13	5/15/33	7,410,000	6,594,085
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (Learjet Inc. Project)	6.15	1/1/16	3,000,000	2,819,400
Gregg County Health Facilities Development Corporation, HR (Good Shepherd Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 [a]	2,733,375
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	4,416,900
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	7,000,000 [a]	7,719,950
Harris County Hospital District, Senior Lien Revenue (Insured; MBIA)	5.25	2/15/42	5,000,000	4,838,450
Harris County-Houston Sports Authority, Third Lien Revenue (Insured; MBIA)	0.00	11/15/31	9,685,000	2,025,230
Katy Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	6.13	2/15/09	10,000,000 [a]	10,345,900
Lubbock Housing Financing Corporation, SFMR (Collateralized: FNMA and GNMA)	6.70	10/1/30	1,300,000	1,321,021
Sabine River Authority, PCR (TXU Electric Company Project)	6.45	6/1/21	4,900,000	4,431,756
Texas				

(Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	8,510,000	8,593,483
Texas (Veterans' Land)	6.00	12/1/30	3,935,000	3,987,296
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	10.06	7/2/24	1,100,000 d	1,174,063
Texas Department of Housing and Community Affairs, Residential Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.35	7/1/33	5,110,000	4,767,783
Texas Transportation Commission, State Highway Fund First Tier Revenue	5.00	4/1/26	5,000,000 c	4,935,400
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.25	8/15/42	6,775,000	6,434,285
Tomball Hospital Authority, Revenue (Tomball Regional Hospital)	6.00	7/1/25	4,650,000	4,580,669
Tyler Health Facilities Development Corporation, HR, Refunding and Improvement Bonds (East Texas Medical Center Regional Healthcare System Project)	5.25	11/1/32	7,200,000	6,061,680
Willacy County Local Government Corporation, Project Revenue	6.00	3/1/09	1,385,000	1,426,301
Willacy County Local Government Corporation, Project Revenue	6.88	9/1/28	4,000,000	3,841,520
Virginia--5.7%				
Henrico County Industrial Development Authority, Revenue (Bon Secours Health System) (Insured; FSA)	8.03	8/23/27	7,500,000 d	8,805,375
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.00	10/1/26	5,000,000	4,672,350
Virginia Housing Development Authority, Rental Housing Revenue	6.20	8/1/24	8,520,000	8,655,042
Washington--2.7%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	10,000,000 a	10,479,900
West Virginia--.2%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Station Project)	5.25	10/15/37	1,000,000	905,560
Wisconsin--8.0%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	8,960,000 e,f	8,958,880
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	14,570,000	14,960,039
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	5,603,620
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	1,776,600
Total Long-Term Municipal Investments (cost $590,012,940)				**574,077,665**

Short-Term Municipal Investments--3.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts--2.3%				
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	9.00	3/7/08	8,800,000 g	8,800,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust)	8.00	3/1/08	200,000 g	200,000
Pennsylvania--1.0%				
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	9.00	3/7/08	3,800,000 g	3,800,000
Total Short-Term Municipal Investments (cost $12,800,000)				**12,800,000**
Total Investments (cost $602,812,940)			**150.0%**	**586,877,665**
Liabilities, Less Cash and Receivables			**(2.5%)**	**(9,662,275)**
Preferred Stock, at redemption value			**(47.5%)**	**(186,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**391,215,390**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Variable rate security--interest rate subject to periodic change.

c   Purchased on a delayed delivery basis.

d   Inverse floater security--the interest rate is subject to change periodically.

e   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $30,800,587 or 7.9% of net assets applicable to Common Shareholders.

f   Collateral for floating rate borrowings.

g   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue

| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |